

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2017

Ms. Sheila Anderson
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, South Dakota 57006

      Re: Daktronics, Inc.
              Form 10-K for the Fiscal Year Ended April 29, 2017
              Filed June 9, 2017
              File No. 0-23246

Dear Ms. Anderson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa N. Rocha

              Melissa N. Rocha
              Senior Assistant Chief Accountant
              Office of Manufacturing and Construction